Pricing Term Sheet	Free Writing Prospectus
dated as of September 25, 2018	Filed pursuant to Rule 433
Relating to the
Preliminary Prospectus Supplements each dated September 24, 2018 to the
Prospectus dated September 24, 2018
Registration No. 333-215833

CenterPoint Energy, Inc.

Concurrent Offerings of

60,550,459 Shares of Common Stock, par value $0.01 per Share (the “Common Stock”)

(the “Common Stock Offering”)

and

17,000,000 Depositary Shares

Each Representing a 1/20th Interest in a Share of

7.00% Series B Mandatory Convertible Preferred Stock

(the “Depositary Shares Offering”)

The information in this pricing term sheet relates only to the Common Stock Offering and the Depositary Shares Offering and should be read together with (i) the preliminary prospectus supplement dated September 24, 2018 relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, (ii) the preliminary prospectus supplement dated September 24, 2018 relating to the Depositary Shares Offering (the “Depositary Shares Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and (iii) the related base prospectus dated September 24, 2018, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration No. 333-215833. Neither the Common Stock Offering nor the Depositary Shares Offering is contingent on the successful completion of the other offering. Terms not defined in this pricing term sheet have the meanings given to such terms in the Common Stock Preliminary Prospectus Supplement or the Depositary Shares Preliminary Prospectus Supplement, as applicable. CenterPoint Energy, Inc. has increased the size of the Common Stock Offering to 60,550,459 shares of Common Stock (or 69,633,027 shares of Common Stock if the underwriters’ over-allotment option is exercised in full) and the size of the Depositary Shares Offering to 17,000,000 Depositary Shares (or 19,550,000 Depositary Shares if the underwriters’ over-allotment option is exercised in full), and conforming changes will be deemed to be made where applicable throughout the Common Stock Preliminary Prospectus Supplement and Depositary Shares Preliminary Prospectus Supplement to reflect such increases in the size of the offerings. All references to dollar amounts are references to U.S. dollars.

Issuer:	CenterPoint Energy, Inc.

Ticker / Exchange for the Common Stock:	CNP / The New York Stock Exchange (“NYSE”) and The Chicago Stock Exchange

Trade Date:	September 26, 2018.

Settlement Date:	October 1, 2018 (T + 3).

Use of Proceeds:

The Issuer estimates that the net proceeds to it from the Common Stock Offering, after deducting issuance costs and discounts for the Common Stock Offering, will be approximately $1,604 million (or approximately $1,844 million if the underwriters in the Common Stock Offering exercise their option to purchase additional shares of Common Stock to cover over-allotments, if any, in full) and that the net proceeds to it from the Depositary Shares Offering, after deducting issuance costs and discounts for the Depositary Shares Offering, will be approximately $826 million (or approximately $950 million if the underwriters in the Depositary Shares Offering exercise their option to purchase additional Depositary Shares to cover over-allotments, if any, in full). The Issuer intends to use the net proceeds from the Common Stock Offering, the Depositary Shares Offering, the Series A Preferred Stock Offering and the Merger Debt Financings, as well as cash on hand, to fund the Merger Consideration and to pay related fees and expenses.

See “Use of Proceeds” in the Common Stock Preliminary Prospectus Supplement and the Depositary Shares Preliminary Prospectus Supplement.

Common Stock Offering

Common Stock Offered:	60,550,459 shares of Common Stock

Over-Allotment Option:	9,082,568 additional shares of Common Stock

NYSE Last Reported Sale Price of the Common Stock on September 25, 2018:	$27.65 per share

	Per Share of Common Stock	Total
Public Offering Price	$27.25	$1,650,000,007.75
Underwriting Discount	$0.75	$45,412,844.25
Proceeds, before expenses, to the Issuer	$26.50	$1,604,587,163.50

CUSIP / ISIN:	15189T107 / US15189T1079

Joint Book-Running Managers:

Morgan Stanley & Co. LLC

Goldman Sachs & Co. LLC

Citigroup Global Markets Inc.

Wells Fargo Securities, LLC

Barclays Capital Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

Senior Co-Managers	Mizuho Securities USA LLC MUFG Securities Americas Inc. RBC Capital Markets, LLC

Co-Managers:

BNY Mellon Capital Markets, LLC

BTIG, LLC

Comerica Securities, Inc.

Evercore Group L.L.C.

PNC Capital Markets LLC

R. Seelaus & Co., Inc.

Regions Securities LLC

Samuel A. Ramirez & Company, Inc.

TD Securities (USA) LLC

The Williams Capital Group, L.P.

WR Securities, LLC

Depositary Shares Offering

Depositary Shares Offered:	17,000,000 Depositary Shares, each of which represents a 1/20th interest in a share of the Issuer’s 7.00% Series B Mandatory Convertible Preferred Stock (the “Series B Preferred Stock”). At settlement of the Depositary Shares Offering, the Issuer will issue 850,000 shares of Series B Preferred Stock, subject to the underwriters’ option to purchase additional Depositary Shares to cover over-allotments, if any.

Over-Allotment Option:	2,550,000 additional Depositary Shares (corresponding to 127,500 additional shares of the Series B Preferred Stock).

	Per Depositary Share	Total
Public Offering Price	$50.00	$850,000,000
Underwriting Discount	$1.375	$23,375,000
Proceeds, before expenses, to the Issuer	$48.625	$826,625,000

Dividends:

7.00% of the liquidation preference of $1,000 per share of the Series B Preferred Stock per year. Dividends will accumulate from the Settlement Date and, to the extent that the Issuer is legally permitted to pay dividends and its board of directors, or an authorized committee thereof, declares a dividend payable with respect to the Series B Preferred Stock, the Issuer will pay such dividends in cash or, subject to certain limitations, by delivery of shares of Common Stock or through any combination of cash and shares of Common Stock, as determined by the Issuer in its sole discretion; provided that any unpaid dividends will continue to accumulate.

The expected dividend payable on the first Dividend Payment Date (as defined below) is approximately $11.6667 per share of Series B Preferred Stock (equivalent to approximately $0.5833 per Depositary Share). Each subsequent dividend is expected to be $17.50 per share of Series B Preferred Stock (equivalent to $0.8750 per Depositary Share).

Dividend Record Dates:	The February 15, May 15, August 15 or November 15 immediately preceding the relevant Dividend Payment Date.

Dividend Payment Dates:	March 1, June 1, September 1 and December 1 of each year, commencing on December 1, 2018 and ending on, and including, September 1, 2021.

Acquisition Termination Redemption:	If the Vectren Merger has not closed at or prior to 5:00 p.m., New York City time, on April 21, 2019 or if an acquisition termination event (as defined in the Depositary Shares Preliminary Prospectus Supplement) occurs, the Issuer may, at its option, give notice of an acquisition termination redemption to the holders of the Series B Preferred Stock. If the Issuer provides such notice, then, on the acquisition termination redemption date (as defined in the Depositary Shares Preliminary Prospectus Supplement), the Issuer will be required to redeem the Series B Preferred Stock, in whole but not in part, at a redemption amount per share of the Series B Preferred Stock equal to the acquisition termination redemption amount (as defined in the Depositary Shares Preliminary Prospectus Supplement). The Issuer will pay the acquisition termination redemption amount in cash unless the acquisition termination share price (as defined in the Depositary Shares Preliminary Prospectus Supplement) is greater than the Initial

Price (as defined below), in which case the Issuer will instead pay the acquisition termination redemption amount by delivering shares of Common Stock and cash; provided, that the Issuer may elect, subject to certain limitations, to pay cash or deliver shares of Common Stock in lieu of these amounts as described in the Depositary Shares Preliminary Prospectus Supplement. If the Issuer redeems shares of the Series B Preferred Stock held by the depositary, the depositary will redeem, on the same acquisition termination redemption date, the number of Depositary Shares representing the shares of Series B Preferred Stock so redeemed. See “Description of Our Series B Preferred Stock—Acquisition Termination Redemption” and “Description of Our Depositary Shares—Redemption” in the Depositary Shares Preliminary Prospectus Supplement.

Mandatory Conversion Date:	The second business day immediately following the last trading day of the 20 consecutive trading day period beginning on, and including, the 21st scheduled trading day immediately preceding September 1, 2021. The Mandatory Conversion Date is expected to be September 1, 2021.

Initial Price:	$27.2494, which is equal to $1,000, divided by the Maximum Conversion Rate (as defined below), rounded to the nearest $0.0001.

Threshold Appreciation Price:	$32.6990, which represents an appreciation over the Initial Price of approximately 20.0% and is equal to $1,000, divided by the Minimum Conversion Rate (as defined below), rounded to the nearest $0.0001.

Floor Price:	$9.5373 (approximately 35% of the Initial Price).

Conversion Rate per Share of Series B Preferred Stock:	Upon conversion on the Mandatory Conversion Date, the conversion rate for each share of Series B Preferred Stock will not be more than 36.6980 shares of Common Stock and not less than 30.5820 shares of Common Stock (respectively, the “Maximum Conversion Rate” and the “Minimum Conversion Rate”), depending on the applicable market value (as defined in the Depositary Shares Preliminary Prospectus Supplement) of the Common Stock, as described below and subject to certain anti-dilution adjustments. Correspondingly, the conversion rate per Depositary Share will be not more than 1.8349 shares of Common Stock and not less than 1.5291 shares of Common Stock.

The following table illustrates the conversion rate per share of the Series B Preferred Stock, subject to certain anti-dilution adjustments described in the Depositary Shares Preliminary Prospectus Supplement, based on the applicable market value of the Common Stock:

Applicable Market Value of the Common Stock	Conversion Rate per Share of Series B Preferred Stock
Greater than the Threshold Appreciation Price	30.5820 shares of Common Stock

Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price	Between 30.5820 and 36.6980 shares of Common Stock, determined by dividing $1,000 by the applicable market value

Less than the Initial Price	36.6980 shares of Common Stock

The following table illustrates the conversion rate per Depositary Share, subject to certain anti-dilution adjustments described in the Depositary Shares Preliminary Prospectus Supplement, based on the applicable market value of the Common Stock:

Applicable Market Value of the Common Stock	Conversion Rate per Depositary Share
Greater than the Threshold Appreciation Price	1.5291 shares of Common Stock

Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price	Between 1.5291 and 1.8349 shares of Common Stock, determined by dividing $50 by the applicable market value

Less than the Initial Price
1.8349 shares of Common Stock

Optional Conversion:	Other than during a fundamental change conversion period (as defined in the Depositary Shares Preliminary Prospectus Supplement), and unless the Issuer has redeemed the Series B Preferred Stock, a holder of Series B Preferred Stock may, at any time prior to September 1, 2021, elect to convert such holder’s shares of Series B Preferred Stock, in whole or in part, at the Minimum Conversion Rate of 30.5820 shares of Common Stock per share of Series B Preferred Stock (equivalent to 1.5291 shares of Common Stock per Depositary Share), subject to certain anti-dilution and other adjustments, as described in the Depositary Shares Preliminary Prospectus Supplement. Because each Depositary Share represents a 1/20th fractional interest in a share of Series B Preferred Stock, a holder of Depositary Shares may only convert its Depositary Shares in lots of 20 Depositary Shares.

Fundamental Change:

If a fundamental change (as defined in the Depositary Shares Preliminary Prospectus Supplement) occurs on or prior to September 1, 2021, holders of the Series B Preferred Stock will have the right to convert their shares of Series B Preferred Stock, in whole or in part, into shares of Common Stock at the fundamental change conversion rate (as defined in the Depositary Shares Preliminary Prospectus Supplement) during the period beginning on, and including, the effective date (as defined in the Depositary Shares Preliminary Prospectus Supplement) of such fundamental change and ending on, and including, the date that is 20 calendar days after such effective date (or, if later, the date that is 20 calendar days after holders receive notice of such fundamental change, but in no event later than September 1, 2021). The holders who convert shares of the Series B Preferred Stock during that period will also receive a make-whole dividend amount (as defined in the Depositary Shares Preliminary Prospectus Supplement) comprised of a fundamental change dividend make-whole amount (as defined in the Depositary Shares Preliminary Prospectus Supplement) and to the extent there is any, the accumulated dividend amount (as defined in the Depositary Shares Preliminary Prospectus Supplement).

The following table sets forth the fundamental change conversion rate per share of Series B Preferred Stock based on the effective date of the fundamental change and the stock price (as defined in the Depositary Shares Preliminary Prospectus Supplement) in the fundamental change:

Stock Price
Effective Date	$10.00	$20.00	$27.25	$28.00	$30.00	$32.70	$37.50	$45.00	$55.00	$70.00	$100.00
October 1, 2018	26.4720	29.8600	29.7120	29.6200	29.3320	28.9420	28.4700	28.3480	28.6000	28.9660	29.3820
September 1, 2019	29.5840	32.0480	31.3260	31.1460	30.6100	29.9040	29.1060	29.0280	29.2400	29.4900	29.7720
September 1, 2020	33.0760	34.4220	33.2700	32.9540	31.9740	30.7620	29.7960	29.7680	29.8980	30.0280	30.1700
September 1, 2021	36.6980	36.6980	36.6980	35.7140	33.3340	30.5820	30.5820	30.5820	30.5820	30.5820	30.5820

The exact stock price and effective date may not be set forth on the table, in which case:

•  if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the fundamental change conversion rate per share of Series B Preferred Stock will be determined by straight-line interpolation between the fundamental change conversion rates per share of Series B Preferred Stock set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365- or 366-day year, as applicable;

•  if the stock price is in excess of $100.00 per share (subject to adjustment in the same manner as the prices in the column headings of the table above as described in the Depositary Shares Preliminary Prospectus Supplement), then the fundamental change conversion rate per share of Series B Preferred Stock will be the Minimum Conversion Rate, subject to adjustment as described in the Depositary Shares Preliminary Prospectus Supplement; and

•  if the stock price is less than $10.00 per share (subject to adjustment in the same manner as the prices in the column headings of the table above as described in the Depositary Shares Preliminary Prospectus Supplement), then the fundamental change conversion rate per share of Series B Preferred Stock will be the Maximum Conversion Rate, subject to adjustment as described in the Depositary Shares Preliminary Prospectus Supplement.

The following table sets forth the fundamental change conversion rate per Depositary Share based on the effective date of the fundamental change and the stock price in the fundamental change:

Stock Price
Effective Date	$10.00	$20.00	$27.25	$28.00	$30.00	$32.70	$37.50	$45.00	$55.00	$70.00	$100.00
October 1, 2018	1.3236	1.4930	1.4856	1.4810	1.4666	1.4471	1.4235	1.4174	1.4300	1.4483	1.4691
September 1, 2019	1.4792	1.6024	1.5663	1.5573	1.5305	1.4952	1.4553	1.4514	1.4620	1.4745	1.4886
September 1, 2020	1.6538	1.7211	1.6635	1.6477	1.5987	1.5381	1.4898	1.4884	1.4949	1.5014	1.5085
September 1, 2021	1.8349	1.8349	1.8349	1.7857	1.6667	1.5291	1.5291	1.5291	1.5291	1.5291	1.5291

The exact stock price and effective date may not be set forth on the table, in which case:

•  if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the fundamental change conversion rate per Depositary Share will be determined by straight-line interpolation between the fundamental change conversion rates per Depositary Share set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365- or 366-day year, as applicable;

•  if the stock price is in excess of $100.00 per share (subject to adjustment in the same manner as the prices in the column headings of the table above as described in the Depositary Shares Preliminary Prospectus Supplement), then the fundamental change conversion rate per Depositary Share will be the Minimum Conversion Rate, divided by 20, subject to adjustment as described in the Depositary Shares Preliminary Prospectus Supplement; and

•  if the stock price is less than $10.00 per share (subject to adjustment in the same manner as the prices in the column headings of the table above as described in the Depositary Shares Preliminary Prospectus Supplement), then the fundamental change conversion rate per Depositary Share will be the Maximum Conversion Rate, divided by 20, subject to adjustment as described in the Depositary Shares Preliminary Prospectus Supplement.

Because each Depositary Share represents a 1/20th fractional interest in a share of Series B Preferred Stock, a holder of Depositary Shares may only convert its Depositary Shares upon the occurrence of a fundamental change in lots of 20 Depositary Shares.

Discount Rate for Purposes of Fundamental Change Dividend Make-Whole Amount:	The discount rate for purposes of determining the fundamental change dividend make-whole amount (as defined in the Depositary Shares Prospectus Supplement) is 4.08% per annum.

Listing:	The Issuer intends to apply to list the Depositary Shares on the NYSE under the symbol “CNPPRB.”

CUSIP / ISIN for the Depositary Shares:	15189T503 / US15189T5039

CUSIP / ISIN for the Series B Preferred Stock:	15189T404 / US15189T4040

Joint Book-Running Managers:

Morgan Stanley & Co. LLC

Goldman Sachs & Co. LLC

Citigroup Global Markets Inc.

Wells Fargo Securities, LLC

Barclays Capital Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

Senior Co-Managers:	Mizuho Securities USA LLC MUFG Securities Americas Inc. RBC Capital Markets, LLC

Co-Managers:

BNY Mellon Capital Markets, LLC

Comerica Securities, Inc.

Evercore Group L.L.C.

PNC Capital Markets LLC

R. Seelaus & Co., Inc.

Regions Securities LLC

Samuel A. Ramirez & Company, Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

The Williams Capital Group, L.P.

WR Securities, LLC

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplements for the offerings) with the U.S. Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read the Common Stock Preliminary Prospectus Supplement or the Depositary Shares Preliminary Prospectus Supplement, as the case may be, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Common Stock Offering and the Depositary Shares Offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from (i) Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, Second Floor, New York, NY 10014, by calling (866) 718-1649 or by emailing prospectus@morganstanley.com, (ii) Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at 1-866-471-2526, or by emailing prospectus-ny@ny.email.gs.com, (iii) Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: 1-800-831-9146, (iv) Wells Fargo Securities, LLC, 375 Park Avenue, New York, NY 10152, Attention: Equity Syndicate Department, or by telephone at 1-800-326-5897, or by email at cmclientsupport@wellsfargo.com, (v) Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at 1-888-603-5847 or by email at barclaysprospectus@broadridge.com, (vi) Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010, telephone (800) 221-1037, or email: newyork.prospectus@credit-suisse.com, (vii) Deutsche Bank Securities Inc., Attention: Prospectus Group, 60 Wall Street, New York, NY 10005-2836, by telephone at (800) 503-4611 or by emailing prospectus.CPDG@db.com or (viii) J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at (866) 803-9204.

This communication should be read in conjunction with the Common Stock Preliminary Prospectus Supplement or the Depositary Shares Preliminary Prospectus Supplement, as the case may be, and the accompanying prospectus. The information in this communication supersedes the information in the Common Stock Preliminary Prospectus Supplement or the Depositary Shares Preliminary Prospectus Supplement, as the case may be, and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

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